Filed by JDA Software Group, Inc. (Commission File No. 0-27876)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: QRS Corporation
(Commission File No. 0-21958)

JDA Software Group, Inc.
Second Quarter 2004 Earnings Release Conference Call
July 19, 2004

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995

This conference call transcript contains forward-looking statements that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein include statements about the consummation of the pending merger of JDA and QRS, future financial and operating results of the combined company and benefits of the pending merger. Factors that could cause actual results to differ materially from those described herein include: (a) JDA’s ability to leverage the QRS products to enable it to further expand its position in the demand chain market; (b) JDA’s ability to successfully integrate and market the QRS products; (c) JDA’s and QRS’ ability to obtain regulatory approvals; and (d) JDA’s and QRS’ assumptions regarding the future financial and operating results of the combined company if JDA and QRS successfully complete the merger. Additional information relating to the uncertainty affecting the businesses of JDA and QRS as well as certain risk associated with the pending merger between JDA and QRS are contained in the respective filings with the SEC. Neither JDA nor QRS is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to the specific risks identified in the proceeding paragraph, mergers involve a number of special risks, including diversion of management’s attention to the assimilation of the technology and personnel of acquired businesses, costs related to the merger, the integration of acquired products, technologies and employees into JDA’s business and product offerings, and the risk that the merger is not consummated. Achieving the anticipated benefits of the pending merger will depend, in part, upon whether the integration of the acquired products, technology, or employees is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The difficulties of such integration may be increased by the necessity of coordinating geographically disparate organizations, the complexity of the technologies being integrated, and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The inability of management to successfully integrate the business of the two companies, and any related diversion of management’s attention, could have a material adverse effect on the combined company’s business, operating results and financial condition.

Caution Required by Certain SEC Rules

In connection with the proposed transaction, JDA will file a registration statement on Form S-4, which will include a prospectus of JDA and a joint proxy statement for each of JDA’s and QRS’ special stockholder meetings, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, prospectus and joint proxy statement when they become available because they will contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement, prospectus and joint proxy statement (when available) and other documents filed by JDA with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec.gov. Free copies of the registration statement, prospectus and joint proxy statement (when available) and other documents filed by JDA with the Securities and Exchange Commission may also be obtained from JDA by directing a request to JDA, Attention: G. Michael Bridge, legal counsel, 480-308-3000.

JDA and its directors and its executive officers may be deemed, under SEC rules, to be soliciting proxies from JDA’s and QRS’ stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interests in the solicitation, is set forth in a Schedule 14A filed with the SEC, and available free of charge at the SEC website and public reference rooms, and from the JDA corporate secretary.

Transcript of JDA Software Group, Inc.
Second Quarter 2004 Earnings Release Conference Call — July 19, 2004

Operator: Good afternoon ladies and gentlemen and welcome to the JDA Software Group, Inc. Second Quarter 2004 Earnings Conference. At this time, all participants have been placed on a listen only mode and the floor will be open for questions following today’s presentation. It’s now my pleasure to turn the floor over to your host, Hamish Brewer. Sir, the floor is yours.

Hamish Brewer: Thank you. Good afternoon and welcome to the Second Quarter of 2004 Earnings Announcement. With me on the call today, I have Kris Magnuson our CFO and Executive Vice President of JDA. The second quarter as you all know from our announcement on July 6 was a disappointing quarter for JDA from the point of view of delayed software license deals. However, as I also stressed during that call, there are a number of important data points that reveal existing strengths and future potentials for JDA’s business. Rather than repeat all of my comments of the July 6th call, I intend to focus today on providing you with insight into these additional details so that you too can come to the same conclusions that I have with respect to JDA’s improving prospects.

          But before I do all of that, I’d like to ask Mike Bridge, our general counsel, to read our Safe Harbor statement and then ask Kris Magnuson to review our detailed financial performance. Mike.

Mike Bridge: Thanks Hamish. I would like to remind everyone that this discussion today will include forward-looking statements. Our actual results may differ materially from those projected in the forward-looking statements. Additional information concerning factors that can cause our actual results to materially differ from those in the forward statements can be found in our Form 10-K for the year ended December 31, 2003, as well as our Form 10-Q for the quarter ended March 31, 2004. Our presentation also will include discussion of certain non-GAAP financial measures. The most directly comparable GAAP financial measures and information reconciling the non-GAAP measures we discuss to the company’s GAAP results are part of our earning release which is available in the Investor Relations portion of our website at www.jda.com. Our presentation also will include statements regarding a proposed merger of JDA and QRS Corporation.

          JDA will file a registration statement on Form S-4, which will include a prospectus of JDA and a joint proxy statement for each of JDA’s and QRS’s special stockholder meetings with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, prospectus and joint proxy statement when they become available because they will contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement, prospectus and joint proxy statement when available and other documents filed by JDA with the SEC at the SEC’s website at www.sec.gov. Free copies of the registration statement, prospectus and joint proxy statement, when available, and other documents filed by JDA with the SEC may also be obtained from JDA by direct mail request to JDA, Attention: Michael Bridge, General Counsel, telephone number, 480-308-3000.

          JDA and its directors and executive officers may be deemed, under SEC rules to be soliciting proxies from JDA’s and QRS’s stockholders in favor of the proposed merger. Information regarding the identity of these persons and their interest in the solicitation is set forth in a Schedule 14-A, filed with the SEC and available free of charge at the SEC website and public reference rooms and from the JDA corporate secretary. With that, I’d like to turn the call over to Kris.

Kristen Magnuson: Thanks Mike. We recorded adjusted earnings per share of four cents today and a GAAP net income per share of two cents, which is consistent with the ranges we gave in our July 6th preliminary results. The GAAP net income includes the non-recurring benefit of $750,000 tax refunds from the settlement of tax matters in the US and the UK as well as $2.1 million of amortization of intangibles.

          Total revenues were $54.1 million compared to $53 million last year. As we pre-announced, software licenses came in at $14.1 million. Maintenance revenues increased 3% or $512,000 sequentially to $19.8 million in the second quarter. Compared to the second quarter 2003, maintenance revenues are up 15% or $2.6 million. The acquisitions of Engage and Timera represented about $850,000 of this increase. Our installed base maintenance revenues grew 10% organically.

          Services revenues, excluding reimbursed expenses, were $18.5 million and services margins, excluding reimbursed expenses, were 26%. We outperformed service margin expectations by eliminating all incentive comp due to the low software performance. Worldwide utilization was 45% compared to 49% in the first quarter. The decrease in utilization is attributable to lower service revenues in Europe that resulted from lower software sales in Europe in late 2003 and early 2004. As Hamish will explain later in the call, the outlook for software sales in Europe is improving.

          Operating expenses, excluding amortization of intangibles and restructuring charges, were $31.4 million in the second quarter, 2004 compared to $30.9 million in the first quarter, 2004 and $29.1 million in the second quarter of 2003. Total incentive compensation expense was $2.1 million in the second quarter of ’04 compared to $3.2 million and $3.1 million in the first quarter of ’04 and the second quarter of ’03 respectively.

Timera contributed $1 million to software license revenues, $409,000 to maintenance revenues, $125,000 to services revenues and $1.5 million to total revenues in the second quarter of ’04. The acquisition was break even to the second quarter earnings, including $138,000 of amortization of intangibles associated with the acquisition.

          During the quarter, we generated $8.2 million in cash flow from operations and we ended the quarter with nearly $87 million in cash and investments. Our DSO’s dropped to 61 days, compared to 78 at the end of last quarter and 56 at June 30, 2003.

          Before Hamish comments on the overall outlook for JDA in the second half, I would like to make a few comments about the guidance for the third quarter.

          Overall, we expect total revenues to be flat to up slightly. We expect small, sequential gains in product revenues to be substantially offset by seasonal decline in services revenues due to the heavy vacation period in Europe and the Americas. We are currently reviewing our services resources by region and will be balancing the levels as appropriate this quarter, to improve utilization in the second half. We expect total operating expenses to be flat to down slightly in the third quarter of ’04, compared to the second quarter of ’04 due to the seasonal timing of certain marketing events and marketing expenditures. The increases in product revenues and operating expense savings are expected to produce sequentially higher earnings in the third quarter compared to the second quarter, before unusual items. And with that, I’ll turn the call over to Hamish.

Hamish Brewer: Thanks Kris. As I mentioned in my introduction, my primary objective today is to provide you with some additional data points that will provide immediate and longer term perspective and detail to the software results described to you on July 6th. JDA and indeed our industry, has been going through a constant transition over the past four or five years. We’ve seen a number of effective competitors in every product market we serve reduced significantly. For example, five years ago, we faced twelve to fifteen major competitors for merchandising systems. Today, there are only two left. In many store systems, we believe we faced over twenty major software competitors just three years ago and today that number has reduced to about twelve. In analytic and optimization solutions, there are really no solution providers left who have not been bought by larger companies and as you know, JDA has led the way in this business with the acquisition of our three market leaders, Arthur, Intactix and E3.

          The purpose of this retrospective is to highlight that our market is going through rapid change and yet, throughout that period of change, one thing has remained constant. Every time a company has tried to compete with JDA in a particular solution space, whether they were a small, highly focused solution provider or a large broad enterprise solution provider, JDA has maintained and eventually increased its leadership position.

          It is with this background in mind that the strategy of our company is defined and executed. Right now, our company is going through a challenging but important transition, which is going to position us to become even more effective as a competitor in the market. We have acquired nine software companies in the past five years, but unlike most other software acquisitions carried out in that time frame, with JDA you’ve seen a sustained commitment to integrate those products and provide a real value add to our customers. This has resulted in the establishment of our most important asset, our customer base, which is without equal in our industry.

          But with respect to the development of our customer value proposition, we’ve really only just begun. Our solutions are owned by over 4,500 customers today in the demand chain arena and every quarter, we sign more new contracts to both add new customers and extend our solution footprint within existing customers than any other direct competitor. The number of multi-product sales has also steadily increased over time, and last quarter we signed seven. In total, during the second quarter, we closed 83 new software deals, and this is critically important because it tells you that JDA is clearly winning this war of attrition against our competitors, who are typically only closing a handful of deals in our space.

          And when I say that we’ve only just begun, what I mean is not only that our constantly increasing market share will have an accelerating effect on our business as we grow larger, but also that the delivery of our next generation of Portfolio Enabled .NET solutions will one day act as a major catalyst for growth and that day is rapidly approaching. We’ve already shipped our Registry product and it’s in live production in one site with very encouraging results so far. The next and much larger delivery will take place to our early adopter customer at the end of this quarter and it will be generally released to all of our customers at the end of this year. At that stage, the Portfolio Enable Solution Suite will include our Portfolio Framework, our new enterprise data repository called Portfolio Knowledge Base, our product information management solution called Registry, and the first of our optimization modules called Intellect, our demand chain replenishment optimization solution, an eventual replacement for our current E3 product and the first components of our revenue management solutions and the first components of our enterprise planning solution as well.

          These products are going to change the market. Over time, the will offer all of the breadth and depth of our existing market leading point solutions but with the additional and unique capability that they will not only be capable of being deployed stand alone, but also when they are deployed together, they will form a seamless and powerful enterprise solution. There is no other vendor in the market who either today or in the near future will be able to offer this unique value proposition and all based on the very latest technology.

          Since our last earnings call, we’ve made significant progress with the delivery of Portfolio Enabled, and I think that we’ve started to transition from an early-adopter phase with its inherent uncertainties into a more mature delivery phase. With this in mind, we’ve started to work on a road map for the transition of the remainder of our Portfolio suite to the new Enabled platform, and I expect to be able to provide you with information on this either on or before the January, 2005 earnings call. At that stage, we’ll provide you with a projection that will allow you to model our ongoing R & D expenses throughout the transitions to Portfolio Enable. I expect the delivery of Portfolio Enable to begin to drive our business somewhat in the first half of 2005 with growing impetus during the second half when we also expect to launch our first Microsoft Sequel Server 2005 solutions, in conjunction with the release of that important product.

          However, even before we reach these new opportunities in 2005, JDA is already starting to see some indications of growing business prospects during 2004.

          As you know, for some time now, our businesses in EMEA and Asia Pacific have been operating below expectations. I think we can definitely point to some facts that indicate that this situation is now improving. On a like for like basis, if I compare our immediate pipeline at the start of February with the pipeline we have today, in EMEA, it’s currently 38% larger and in Asia Pacific, it’s over 200% larger. Added to this, as you are aware, we closed two software transactions over $one million in the first half of 2004, and we currently have identified eight transactions for the second half of 2004.

          So while of course it’s necessary to factor into this information the reality that our software license business still has a significant degree of unpredictability, it’s clear to me on a like for like basis that we are much better placed to deliver software growth than we were six months ago. With this in mind, I expect to deliver increased software revenues in the second half. The mix between the two quarters becomes harder to predict, but right now it seems that we will experience a small sequential gain in license revenues in the third quarter.

          Our consulting business continues to deliver disappointing results and this is attributable to two major factors. Firstly, the lack of software deals in EMEA and Asia Pacific over the past year or so have reduced the volume of business for our consultants in those regions. As you know, our consulting business typically lags software by two to three quarters. I expect consulting in both of these regions to improve by the end of this year as a result of increased sales. Additionally, as you are aware, we’ve been struggling with shorter cycle projects, particularly in the Americas region and our Pathways initiative is designed to mitigate this issue and effective July, we have now started to roll out this new technology and methodology. From now on, all projects in the Americas for our Intactix Suite are being delivered with new methodology, and by the end of this quarter; we expect to have rolled this out to the E3 and Arthur solution suites as well.

          As such, I currently expect our consulting business results to start to improve gradually from the fourth quarter of this year.

          Finally, I’d like to spend some time discussing our merger with QRS. As you know, we signed a definitive merger agreement with QRS in June, and this transaction will substantially improve the future prospects of both JDA and QRS.

          While we have established a leading position in the provision of software solutions to the demand chain industry, our overall zone of business still needs to grow. We firmly believe that we can achieve this most effectively by offering the market a combination of software solutions and the data required by those solutions to be effective. This combination will be very compelling as it will provide JDA customers with seamless access to the information they need from their trading partners without the need to engage in complex technology and integration projects; a significant value proposition when you look at the complexities that lie ahead in areas such as RFID.

          From JDA’s point of view, this merger will provide our solutions with a unique competitive advantage in the marketplace. From a QRS point of view, combining with JDA is the only way to ensure long-term growth and a sustained value proposition. The QRS business has been in slow decline over the past few years and the reason for this is that the future for data providers does not depend solely on the provision of data. It depends on the provision of solutions which are a seamless combination of data and software. When you look at the solutions that will benefit primarily from this kind of data integration, the prime candidates in the retail arena are:

•	Merchandising systems, and who is the market leader in this space? – JDA!

•	Collaborative planning solutions, and who is the market leader in this space? – JDA!

•	Forecasting and replenishment solutions, and who is the market leader in this space? – JDA!

•	Category management solutions, and once again, who is the market leader in this space? – JDA!

          So I think the message is clear, JDA’s leadership in the solution areas that are most able to benefit from having seamless access to the data that QRS can deliver means that JDA alone is in a position to be able to drive significant growth for QRS over an extended period of time.

          And we started to share our ideas for this growth with QRS employees, QRS customers and industry analysts, and the reaction across the board has been very positive.

          As AMR pointed out, “with this acquisition, JDA increases its revenue by 50% and becomes the leading retail-specific application provider, nearly double the size of competitor Retek... JDA customers should view this acquisition as a positive extension of JDA’s capabilities and seriously consider the benefits of integrated product data management and synchronization.” And Gartner also reported, “this deal, once finalized, will provide JDA with a deeper retail supply chain functionality that its chief rivals — Retek and SAP — via QRS’s hosting catalog, global data synchronization and business-to-business integration services... Beyond these benefits, Gartner believes that this acquisition ushers in the dynamics that will define a new JDA and help shape the market’s expectations of how end-to-end supply chain solutions will be delivered.”

          Finally, from a financial perspective, combining JDA with QRS will create a business with approximately $340 million of revenues, which will afford us significant operating leverage and deliver $20 to $25 million of cost synergies in 2005. Additionally, QRS will provide sizable and highly predictable software and subscription revenue streams. This will help make the overall JDA business more predictable, and I have a goal of being able to provide you with more objective guidance as a result of this transaction.

          As you may be aware, there have been other third party interests in QRS. As I stated, I believe that our transaction is in the long-term interest of QRS stockholders, however, the QRS board may, when it reviews all the options, decide not to conclude our transaction and our stockholders should be aware of this risk. So it’s clear to me from both a JDA and a QRS customer, employee and shareholder perspective, the combination of our companies offers unique and compelling synergies.

          Finally, in summary, our business is going through a challenging time right now:

•	With an aggressive war of attrition against a number of other software comp – vendors, which we are winning,

•	With a heavy investment cycle in our market leading solutions, which is now progressing well and is starting to deliver from the end of this year,

•	With the depressive performance from international operations, which we’ve started to turn around, and

•	With a major acquisition which will add substantial benefit to both companies.

          So despite the challenges, you can see that in every aspect, we are making significant progress and in total, our business prospects look very good,

and I hope that this rather detailed explanation has allowed you to come to that same conclusion. And with that, I’d like to open up the call for questions.

Operator: Thank you. The floor is now open for questions. If you have a question, please press * then 1 on your touch-tone phone at this time. If at any point your question has been answered, you may remove yourself from the queue by pressing the pound key. We do ask that while you pose your question, that you pick up your handsets to provide optimum sound quality. Once again, to ask a question, please press * then 1 on your touch-tone phone at this time. Our first question is coming from Heather Bellini of UBS. Please go ahead.

Heather Bellini: Hi, thanks Hamish and Kris. Two questions, first one for you Hamish, you were talking about growing sequentially, last year was one of the few years that you guys have actually shown sequential growth but that was due to a $6 million license transaction. I was wondering, if you could give us a sense of what you’re seeing the first couple weeks of the quarter that gives you the confidence that you could grow sequentially, and then I have a follow up question for Kris please.

Hamish Brewer: Well, in terms of where we’ve been right now, Heather, I think it’s really just about looking at our pipeline and assessing the cover that we have to achieve that objective and right now where things stand, we have a pretty solid pipeline and essentially, we believe that we’ve got a significant cover to ensure, hopefully, that we can deal with any uncertainties around timing of some of these deals. Plus, in addition to that as I mentioned quite specifically, when you look at our international operations in EMEA and Asia Pacific, those are really showing very strong signs that we’re going to be, hopefully getting a lot of additional business out of those markets, which over the last year or so, have been pretty depressed for us.

Heather Bellini: Right and I guess just a follow up to that, the sales management change that you made in Europe recently, should we expect there not to be a lot of sales force turnover as a result of that?

Hamish Brewer: We don’t have any plans around that. To be honest with you, since the beginning of this year, as you may have known, I’ve been personally directly involved in the operations in EMEA and I didn’t wait until the new guy came on board to make the changes that we needed to make in our sales organization, so in fact, when he came on board, I’m not saying there won’t be any further changes, but a lot of the changes I think that needed to be made had already been done.

Heather Bellini: Okay, great. And Kris, the follow up for you is consulting margins. Can you give us a sense for about how far we should expect those to dip down in Q3 and then what type of level should we be thinking about for Q4?

Kristen Magnuson: Well, in the margins I would hope in Q4 we’d be able to improve them because we’re going to be restructuring the resources, and we’ll be rolling out Pathways, so I’m not expecting any substantial changes in the margin percentage other than the impact of improved software performance may have on incentive compensation. I’m just expecting some type of a modest sequential decline in the total revenues because of the seasonality.

Heather Bellini: So in Q4 would it be fair to say they should be above the level that we just saw this quarter?

Kristen Magnuson: I would hope so, but we’ll refine those expectations as we enter the fourth quarter, and we’ve had a quarter of working with Pathways.

Heather Bellini: Great, thank you very much.

Operator: Thank you, our next question is coming from Philip Alling, please go ahead with your question.

Philip Alling: Yes, thanks very much, has the management team made a change with respect to the policy on guidance here, I mean, you both have made some comments, Kris and Hamish with respect to license revenue and earnings expected to go up, I mean that seems to be more sort of quantified guidance than we’ve been receiving in the past, is there –[inaudible]?

Kristen Magnuson: I disagree, we didn’t give any objective guidance at all, which is our policy. We have always tried to give some subjective guidance to allow you guys to do your models properly but, at this point we are not stepping off our policy of not throwing out subjective expectations, I mean objective earnings.

Philip Alling: Right. So you talk some about the pipeline and the sort of linearity in this third quarter where you’re looking to see a sequential improvement. What could you tell us there?

Hamish Brewer: As far as linearity is concerned obviously we mentioned on July 6th that we had a number of deals that slipped out of the second quarter so we are working hard to try and get some significant amounts of business closed in July. So we may get ahead of the curve by the time we get to the end of July. That’s perfectly achievable with what we are looking at right now. Then, as always, I would anticipate that August is going to be pretty quiet because a lot of people are on vacation and so forth. So, third quarter, typically is the most back end loaded quarter because most of the activity typically takes place in September, so I think what we are going to see is we’re going to see a certain amount of activity in July and then most of the rest of it in September.

Philip Alling: Do you have any visibility with respect to cash flow in the upcoming quarter?

Kristen Magnuson: As you know, that’s hard to do without giving a specific earnings estimate. I can just tell you that I always have around $4 million of depreciation and amortization in any one quarter that is an add back and typically, our DSO’s don’t fluctuate too much between the second and third quarters, they typically go up again at year end due to some – and in the first quarter, due to some maintenance billing.

Philip Alling: One quick question is this: with respect to the information we learned about the all cash offer for QRS, any likelihood that you guys would change your offer in light of this all cash offer that’s out there now for QRS?

Kristen Magnuson: We’re not in any position to comment on any other offers other than our own, which we believe is a good offer. We do know that we have a signed, binding, definitive merger agreement, and we have a significant break up fee, and we will continue to evaluate events as they unfold over the next couple weeks.

Philip Alling: And that break up fee, is that $3.8 million?

Kristen Magnuson: Yes, $3.75.

Philip Alling: Thanks very much.

Operator: Thank you. Our next question is coming from Brad Reback of CIBC, please go ahead.

Brad Reback: Hi guys, how are you?

Hamish Brewer: Fine, thanks.

Brad Reback: Can we go back to the consulting issue a bit? It’s clear that the license revenue slow down in Europe and Asia didn’t sneak up on you guys, and I know you took an action to reduce the headcount a bit in the consulting business in the second quarter. What sort of happened between here and there?

Kristen Magnuson: Well, I think we were making significant efforts in some of the international regions to get customers to commit to upgrade projects, even though to try and offset some of that exposure from slower license sales. However, we did mention in our 10-Q that it was a risk that the impact of Europe’s slower software sales could put a damper on the CSG profitability in this quarter and in fact, they did. I think given what’s happened in the last month or so in particular, that’s why we decided to maybe re-address how our resources are allocated around the world and the total level that we need.

Brad Reback: Okay. How about billing rates in the quarter?

Kristen Magnuson: They were up actually. They increased from 200 last quarter to 203.

Brad Reback: Okay. Were there any significant hardware sales in the quarter?

Kristen Magnuson: There was about $650,000, which is included in services revenues.

Brad Reback: Okay. Have you spoken to the QRS board at all in the last three days?

Kristen Magnuson: I personally have not. No.

Brad Reback: Has anyone from JDA spoken to the board?

Kristen Magnuson: I am not sure of that to tell you the truth.

Brad Reback: Hamish, have you spoken to the board?

Hamish Brewer: No. I have not.

Brad Reback: Okay. So did you find out about this deal this morning as well?

Kristen Magnuson: I believe we received an email that the 13-D would be filed sometime over the weekend, our chairman did.

Brad Reback: Okay, and from your commentary, it doesn’t seem like you, you have any interest in raising the bid.

Kristen Magnuson: No I can’t comment on that. I mean, it’s really up to QRS’s board to make the next move.

Brad Reback: Okay, and finally Kris, you mentioned some commentary in the 10-Q, is there any expected commentary in this upcoming 10-Q that we should be aware of?

Kristen Magnuson: With respect to?

Brad Reback: To anything, I mean in the past, you’ve often put some stuff in about the service business there after the fact.

Kristen Magnuson: Well, that’s because the things – we try and always be consistent with what we say on our phone call and in the past when we said revenues would go down but costs would not go down, somehow the models out there all put costs down, so, that’s why we have said things like that, so, hopefully, people will review the transcript of this call carefully and try and follow the guidance that we set forth on the call.

Brad Reback: Great, thank you very much.

Hamish Brewer: Thanks.

Operator: Thank you, our next question is coming from Andrey Glukhov of Southwest Securities. Please go ahead

Andrey Glukhov: Thanks. Kris on the maintenance revenue line. I was under the impression you expected the sequential growth rate to accelerate there, as in Q1 you were penalized by two customers, delaying the maintenance renewal?

Kristen Magnuson: We were but we also have the impact sequentially of the Timera acquisition in the first quarter so, I don’t recall setting forth expectations that we would have accelerating sequential increases in maintenance.

Andrey Glukhov: Okay. Do you expect going forward maintenance growth rates to pick up?

Kristen Magnuson: All I can say is we’re expecting small sequential increases.

Andrey Glukhov: Okay. Now on the couple of pilots that you currently were running with Pathways, what margin were you looking at?

Hamish Brewer: I don’t have those details right in front of me so I can’t speak to that right now but in general, I mean I had a review of this whole process about a week ago and in general, it seems like it’s going very well and as I said, we are now fully rolled out on one product line in the Americas and in fact, we’ve accelerated the roll out to two other product lines to go a little bit faster than we were originally planning, so it’s going as well as we could hope at this point.

Andrey Glukhov: Okay, and Hamish, could you give a little more color on whether Microsoft is helping you incrementally more with your product transition or are you getting any incremental help there?

Hamish Brewer: Microsoft is now engaged with us in terms of the IDAP agreement that we signed earlier on this year, so we’re working together with them right now to put together plans, mainly focused on our ability to deliver products to support SQL Server over 2005 next year, so, yes, we are actively engaged under the terms of that arrangement that we put together, and I guess that is an incremental additional effort that they are providing to us, yes.

Andrey Glukhov: So in practical terms, is it sort of more architects on site, is it more development help, kind of, what is it?

Hamish Brewer: Well, at this stage, we’re still in sort of a planning phase, but it will translate into, over time, exactly the kind of thing you just described there in terms of software architects, and then just generally helping us with the infrastructure of how we go about doing the work we need to do.

Andrey Glukhov: Okay, and lastly, on specific with point of sales business, it really picked up Q1, I think the total number of transactions softened in Q2, do you still expect point of sale to grow here?

Kristen Magnuson: Yes. Actually though, even though the total number of transactions was down in Q2, the revenues for store systems were up sequentially and year over year.

Andrey Glukhov: But you had the benefit of Timera there, right?

Kristen Magnuson: Yes. And that appears to be a good solution for us and will help us generate future point of sales as well.

Andrey Glukhov: Okay, thank you.

Hamish Brewer: Thanks, Andrey.

Operator: Thank you, our next question is coming from Tad Piper of Piper Jaffray, please go ahead.

Tad Piper: Thanks, guys. You talked a little bit about what you expect sequentially and what you expect in terms of pipeline et cetera, vaguely for latter half of the year. Would you expect the latter half of the year to be better this year than in fact it was last year? If you look at a year ago, the coverage really shows in expectations, can you put that in context?

Hamish Brewer: I’m just trying to remember what the software was in the second half of last year. Do you remember?

Kristen Magnuson: In total it was $19. –

Tad Piper: $36.1 million.

Hamish Brewer: I think at this point I’m just going to leave it at the fact that we believe that we’re going to do better than what we’ve done in the first half of this year. So I think that’s probably about as far as I want to go at this point. I mean, like I said, we are feeling pretty confident about the overall coverage that we have in the pipeline but clearly, we just got dinged pretty hard with the timing of a number of transactions in the second quarter, so you can imagine we’re feeling a little bit gun shy here.

Tad Piper: Right, but I mean, it’s not the first time that’s happened so I’m trying to get some idea of pipeline coverage et cetera, maybe ignore the numbers for a moment. Do you think pipeline coverage is better relative to maybe where it’s been over the last five to six quarters or is it just better now because a lot of deals didn’t close last quarter? I’m just trying to –

Hamish Brewer: No, even going out into the fourth quarter, looking at stuff that we would never have anticipated for the close of the second quarter, it’s better than what it’s been historically in let’s say, a year ago, so the pipeline coverage is looking pretty good, yes.

Tad Piper: Okay and you made comments about the European pipeline coverage and the Asian pipeline coverage, how about the US?

Hamish Brewer: Our expectations in the US in terms of the pipeline situation are not all that different from where they were, let’s say at the beginning of last quarter, but it’s at this stage. We’ve still got to see exactly how that’s going to pan out this quarter.

Tad Piper: It’s not better even with the slipped deals?

Kristen Magnuson: Well, judging exactly when those slipped deals are going to close and whether or not you’ll have slipped deals in this quarter is the difficulty we encounter because as Hamish mentioned, there are quite a number of larger transactions in the pipeline, so those are even more difficult to predict exactly which quarter they will close, and we’re trying to be cautious.

Tad Piper: Okay. Hamish, you went over this relatively quickly. When you talked about the .NET roll out, you talked about the early adopters getting the product. The GA date, you expect it to be when exactly? Can you just give those?

Hamish Brewer: Well, we’ll begin a major delivery of essentially the stuff that we’ll be releasing around the end of September, so we’re on tract at the moment to hand that off to our early adopter customer at the end of the third quarter and then our plans are to make general availability at the end of the year.

Tad Piper: Okay and Kris, what’s your expectations of what the revenue impact of a general availability date would be?

Kristen Magnuson: Well, I mean, hopefully, as our early adopter gets happy with the product and our people can start to show it out in the field, we should have some impact in early 2005, but with it not being released until the end of the year, I doubt it will have much impact on ‘04.

Tad Piper: I guess what I mean is – [inaudible].

Hamish Brewer: — [inaudible] we all do – immediately although you won’t necessarily be able to see the results of this until once we get a few quarter into the year next year, if it’s going to open up new opportunities for us. Today, if we get into a supply chain, demand chain, optimization kind of sales opportunity, there are still today a number of customers who are eliminating us from consideration because they don’t want to buy the E3 product because it’s based on the IBM AS 400 platform. With our new product that we will be releasing at the end of this year, we will be able to offer that solution on UNIX platforms that they would probably most typically want to operate on. I think what it will do immediately for us is open up some new sales opportunities that we know that have – some have slipped by in the last year or so because people just weren’t prepared to look at the AS 400.

Tad Piper: Ok. Should I take that by your comments then the early adopters are non-paying early adopters?

Hamish Brewer: No. That’s not true.

Tad Piper: Well, usually when you have early adopters and when you have a general availability date, those who paid to be early adopters on GA date you actually get to recognize revenue.

Kristen Magnuson: No. That’s not the format that we’ve use here. I mean, the particular customer involved with this has been working with us for over a year now on the feature functionality and overall design of the product, so they’ve been, for lack of a better description, sort of a co-developer with us.

Tad Piper: Okay, so there’s no revenue upon GA?

Kristen Magnuson: No.

Hamish Brewer: That’s correct.

Tad Piper: Okay, and just to confirm, in the ones early, we get Intactix, E3 and Arthur are the one—and then the Price Planning are the early –

Hamish Brewer: No, that’s not correct. It’s the E3 product, the first elements of our Enterprise Planning product. It is also the first pieces of our Revenue Management solution and one of our Intellect modules.

Operator: Does that answer your question?

Tad Piper: Yes. I just have one last question. In terms of the cost side of things, I’m trying to understand. Can you remind us, Kristen? You said you don’t know what’s entirely going to happen to services margin because it’s dependent on what happens on the license side. You guys have had a lot of iterations in terms of the way you pay your consulting people, and a year ago, when you had a big license number in Q4, services margins dropped dramatically. What have you done to keep that from happening again in this Q4 specifically?

Kristen Magnuson: Well, it’s no longer accelerated to the end of the year. We have in quarter accelerators, so, if we have a great software license quarter, they get the benefit of that in the quarter that it happens, even if it’s early in the year, and it doesn’t build up to higher rates all hitting in the fourth quarter. So we made that revision to the plan at the beginning of the year. We also made, to some extent, the plan discretionary when the company falls below a certain level in software.

Tad Piper: Okay. So even in a good license quarter, you don’t think that you’re going to offset the margins as greatly as you have in the past?

Kristen Magnuson: Well, it will have some impact on the margins, in the quarter, but it won’t all fall in the fourth quarter like it did last year.

Tad Piper: Okay. Thanks guys.

Hamish Brewer: Thanks.

Operator: Thank you. Our next question is coming from Robin Roberts of Stephens Inc. Please go ahead.

Robin Roberts: Hi, Hamish and Kris. At the beginning of the call, you warn us of the risks related to the QRS acquisition, and that it may not get approved by the shareholders. If that happens, what is your back up plan?

Hamish Brewer: In terms of our ongoing business plan, there’s no change. I mean, JDA and we have said that we plan to grow our business both organically and through acquisition and we will continue to do that. I mean, the future of JDA doesn’t depend on closing the QRS deal.

Robin Roberts: Right. I understand, but the QRS acquisition’s appeal to you guys was its recurring revenue and increased predictability of the revenue, so tell us if that acquisition does not happen, do you still have other deals in the pipeline where you can accomplish the same goals?

Kristen Magnuson: We don’t discuss our acquisition pipeline, and it’s very difficult to budget that type of thing. I can tell you that everybody in the industry knows that we like to grow through acquisitions as well as internal growth and so, most of the deals that are coming to market as available get run by JDA.

Robin Roberts: Okay, as this acquisition process is getting a little bit more complicated, how does the management team plan to avoid any potential distractions and also, how do you plan to dispel any potential confusion among your customers?

Kristen Magnuson: Well, let me take a crack at it. and then I’ll ask Hamish to follow up. I mentioned on the very initial call that when we announced the merger with QRS that in fact, it’s not as complicated, although it’s a larger acquisition and it is a public stock deal, so it has that complication with it, the integration of the products and that type of thing that we’ve gone through with many of the other acquisitions historically, is much less complex in this instance. All we really have to do to get most of the cost synergies out of this acquisition is combine the administrative functions, marketing and administrative functions of the two organizations, and we’ve become very adept at that, historically and, I don’t know if you want to comment – [inaudible].

Hamish Brewer: Yes, I think – [inaudible].

Robin Roberts: I understand, I guess – [inaudible].

Hamish Brewer: The added complexity in this situation, really is primarily going to be a load on the QRS executive team, not our team because we have our offer in place, and the QRS board needs to decide what the options are. There’s not really anything for us to do.

Robin Roberts: And looking at your historical numbers, it looks like that whenever you had some multi million dollar deals in the quarter, you are able to make or exceed expectations. But whenever there’s no multi million dollar deals, it seems to me that more than likely you’re going to miss expectations. So, looking into the third quarter guidance, you feel confident that you’re going to grow the revenue sequentially. Does that mean you’ve already got one or two multi million dollars in the bag or already signed, can you give us some color there?

Hamish Brewer: No. I don’t think I would like to actually. I mean, in terms of where we sit in terms of the third quarter, as I’ve said we feel pretty confident that the pipeline is robust. We’ve got a good degree of cover for the level of business that we are targeting for the third quarter, and I think I’d just rather leave it at that.

Robin Roberts: Okay, and I guess the pipeline can be very strong, but the question is the closure rate and the larger the deal, the more likely it’s going to be delayed so, when you talk to your customer, have the eight multi million dollar customer deals, have they expressed any timeline or deadline for the organization that will compel them to sign a deal within the timeframe you expect them to sign?

Hamish Brewer: Well, there’s no guarantees on that stuff and that’s why you’re right. I mean, with the large deals, you can never be 100% sure, but obviously at this point in time we’ve gained enough information from those prospects to have some degree of confidence that enough of them will close in the second half of this year.

Operator: Thank you. Our next question is coming from Craig Wood of Unterberg Towbin. Please go ahead.

Hamish Brewer: Craig?

Operator: We’ll go to the next question. Our next question is coming from Drew Figdor of Tiedemann, please go ahead.

Hamish Brewer: Looks like we’re losing our questioners.

Operator: Once again, to ask a question, please press * then 1 on your touch-tone phone at this time. Our next question is coming from Craig Wood of Unterberg Towbin. Please go ahead.

Craig Wood: Can you hear me now?

Hamish Brewer: I can hear you.

Craig Wood: Okay, good. Hamish, on the July 6th conference call, you mentioned that a few deals were lost to SAP. Can you just talk a little bit more about what geographies you’re seeing them in. Is it still predominantly Europe or have they become more effective in North America, and also in what product categories do you see them?

Hamish Brewer: Well, it’s still in merchandising systems, I mean SAP doesn’t really have an effective competition for us in any of our other product areas. If I recall correctly off the top of my head, I think one of them was in Asia, I think one of them was in Canada and I think that the third one may have been in Europe.

Craig Wood: Okay and Kris, you mentioned that you’re going to try to work on consulting utilization. Does that imply that there’s going to be more head count reductions going forward to achieve the operating cost reduction that you talked about?

Kristen Magnuson: I would say yes, and it will vary within regions, but we still have too many of some types of consultants and not enough of other types of consultants, so we’ll probably do some balancing this quarter.

Craig Wood: Okay, thanks much. That’s my only question.

Operator: Thank you. Our next question is coming from Alan Weinfeld of Fulcrum Global Partners, please go ahead.

Alan Weinfeld: Thanks. I was just curious, for the last three quarters, we’ve heard the same, the pipeline looks very strong going into the quarter. What’s so different about this quarter, the third quarter of ‘04 about the pipeline that makes you more confident this time around that the deals will close, and we will see a sequential increase? You’ve seen three sequential decreases in the software license number.

Hamish Brewer: Well, I think what is different is companies that make up all the pipeline is now spread more evenly throughout the world in terms of contribution from all three of our regions as opposed to say, relying more heavily on one region, which we’ve been more reliant on the Americas in the last few quarters, and in addition to that we have also taken I think some pretty serious efforts to try and look at the pipeline carefully and ensure that we’ve got a degree of cover and, if you like, protection or insurance against the unknown or the uncertain, which at a higher level than perhaps we have done historically. So that’s really the only things I could point to, I mean, the underlying risk is still the same, which is that some of these deals may not happen. I mean, that risk remains.

Alan Weinfeld: Can you tell us the in store systems, which were a big focus at the analysts day, and it looks to me, I mean on the analyst notebook here, that you still lost a tiny amount of money, 2% negative operating margin in that business. If in store is growing revenue as fast as it is, when are we going to see some positive operating income?

Kristen Magnuson: Part of that is the drag from getting Timera. It had a loss last quarter, it was neutral this quarter, we’re still – [inaudible]. They had some significant customer commitments that we had to resolve, and there hasn’t been a lot of revenue from those customer commitments in the Timera acquisition, so I would think in the second half that segment should become a positive contributor to income again.

Alan Weinfeld: Thank you very much.

Operator: Thank you, our next question is coming from Drew Figdor of Tiedemann, please go ahead.

Drew Figdor: Yes, you talked on the beginning of the call about how JDA was the best long term value, but obviously $6.75 cash is a significant premium, can you discuss or elaborate a little bit on what the strategic necessity of the QRS acquisition is and how you balance the significant accretion you had expected which would be lost if you are not successful?

Hamish Brewer: I think what I can talk to is the strategic value that combining JDA and QRS together would provide to our customers and their customers. As I mentioned, we believe that this is an opportunity to put together software solutions with data, which would provide a unique offering in the marketplace, and it seems that industry analysts such as AMR and Gartner agree with us. It would create an offering that, I think, would have a tremendous value proposition. There’s a lot of companies in the demand chain space today who are looking forward and saying, how am I going to deal with the transition to RFID, how am I going to deal with product synchronization standards and all of the global trading standards that are coming into place. Most of these translate literally just into cost for a lot of our customers today and, I think, that by JDA combining with QRS, we would be able to provide very compelling and pretty much unique solutions to solve those problems. So I think it would be about creating a new business model as Gartner identified and creating a business model that would have a lot of value to add to customers and should be able to generate significant growth, revenue growth for both JDA and QRS customers, like I say, over the long run and not just in terms of a quick win. Does that answer your question at all?

Operator: We’ll go on to the next question. Our next question is coming from Richard Williams of Garban, please go ahead.

Richard Williams: Can you hear me Okay?

Hamish Brewer: Yup.

Richard Williams: Okay. Sorry, I had to jump into the call late but, so if I’m asking a redundant question, please forgive me. I was curious if you could give me some color in terms of the tone of business and any color on Retek’s competition, please?

Hamish Brewer: I think in terms of the overall situation in the marketplace, as I mentioned on July 6th, we feel that our competitive position is pretty good at the moment. And particularly with regards to Retek, I think in the second quarter, I’m not aware that we lost any major business to them. I’m sure they’re going to come up with something that we’re not aware of but the fact is that right now, when we go head to head with Retek in our performance against them, we’re doing extremely well and it obviously varies by product space in terms of what our direct competition is for each of our products, but right now our win rate across our entire product suite is looking pretty favorable, so we feel pretty good about that.

Richard Williams: Do you get any sense of recovery in terms of IT spending?

Hamish Brewer: It’s still a mixed message. I think that we’re getting there. We are seeing indications of some larger projects coming onto the horizon/in the pipeline. We’re starting to get involved in some selection processes for some bigger projects, the kind of projects that perhaps there have been fewer of in the last year or two, but it’s still I would say a little bit too early to say, to be honest with you.

Richard Williams: Are they coming in any particular product line or segment that you carry?

Hamish Brewer: It’s typically broad solutions. Situations where somebody is looking to replace multiple products. It’s not any one particular product line but would typically include, at the heart of it, a merchandising system.

Richard Williams: Right. Thank you very much.

Hamish Brewer: Okay, thanks a lot. And I think with that actually, that we’ll bring the call to a close.

Operator: Sir, do you have any closing remarks?

Hamish Brewer: No, that’s it, thank you.

Operator: Thank you that does conclude today’s teleconference. You may disconnect your lines at this time and have a wonderful day.